

Mail Stop 3720   April 7, 2006

Via U.S. Mail and Fax (856) 848-2042

W. Craig Burns
Executive Vice President, Chief Financial Officer
Checkpoint Systems, Inc.
101 Wolf Drive
PO Box 188
Thorofare, New Jersey 08086

> **Re:**   **Checkpoint Systems, Inc.**
> **Form 10-K for the year ended December 25, 2005**
> **Filed March 9, 2006**
>
> **File No. 1-11257**

Dear Mr. Burns:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ending December 25, 2005

Note 12.   Discontinued operations, page 52

1. Tell us your basis for allocating the majority of the impairment charge described in Note 5 on page 47 to discontinued operations.

Note 13.   Income Taxes, page 53

2. Tell us in detail how you concluded that the impact of the adjustments described in this note are not material to your financial statements. In this regard, it appears that income from continuing operations was overstated by 5% and understated by 12% for the years ended December 31, 2005 and for the year ended December 31, 2004, respectively. Also, tell us in more detail how you concluded that your disclosure controls and procedures were effective.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Al Rodriguez, Staff Accountant, at (202) 551-3370, or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835, if you have any questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,
/s/ Carlos Pacho
for Larry Spirgel
Assistant Director